SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY REPORTS FIRST QUARTER OF 2017 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – April 28, 2017 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2017, prepared in accordance with generally accepted accounting principles in the United States.

FINAICIAL RESULTS FOR THE FIRST QUARTER OF 2017

Revenues for the first quarter ended March 31, 2017 was KRW 23,352 million (US$ 20,897 thousand), representing a 33.4% increase from KRW 17,500 million for the fourth quarter ended December 31, 2016 (“QoQ”) and a 156.8% increase from KRW 9,094 million for the first quarter ended March 31, 2016 (“YoY”).

Review of Financial Results

Revenues

Subscription revenues for the first quarter of 2017 were KRW 9,855 million (US$ 8,819 thousand), representing a 2.5% decrease QoQ from KRW 10,107 million and a 361.2% increase YoY from KRW 2,137 million. The decrease QoQ was mainly attributable to decreased revenues from Ragnarok Online in Taiwan and Korea, which was partially offset by increased revenue from Ragnarok Prequel in Taiwan. The increase YoY was largely due to increased revenues from Ragnarok Online and Ragnarok Prequel in Taiwan. We began to directly offer Ragnarok Online and Ragnarok Prequel in Taiwan since June 2016 and July 2016, respectively.

Royalty and license fee revenues for the first quarter of 2017 were KRW 4,475 million (US$ 4,005 thousand), representing a 49.9% increase QoQ from KRW 2,985 million and a 32.9% increase YoY from KRW 3,368 million. The increase QoQ was primarily due to increased revenues from Ragnarok Online in Japan and Indonesia. The increase YoY resulted mainly from increased revenues from Ragnarok Online in Japan, Thailand and Indonesia, which was partially offset by decreased revenue from Ragnarok Online in Taiwan

Mobile game and application revenues were KRW 8,063 million (US$ 7,215 thousand) for the first quarter of 2017, representing a 148.6% increase QoQ from KRW 3,243 million and a 184.9% increase YoY from KRW 2,830 million. The increase QoQ and YoY resulted primarily from increased royalty revenues from Ragnarok Online IP-based mobile games in China and increased revenues from Ragnarok R (locally titled as RO Xianjing Chuanshuo: Fuxinging) in Taiwan. Ragnarok R was launched in Taiwan on December 1, 2016.

Character merchandising and other revenues were KRW 959 million (US$ 858 thousand) for the first quarter of 2017, representing 17.7% decrease from KRW 1,165 million and a 26.5 % increase YoY from KRW 759 million.

Cost of Revenue

Cost of revenue was KRW 13,969 million (US$ 12,500 thousand) for the first quarter of 2017, representing a 42.6% increase QoQ from KRW 9,797 million and a 111.0% increase YoY from KRW 6,619 million. The increase QoQ was mainly due to increased commission paid for mobile game service in Taiwan and Thailand, which was partially offset by decreased outsourcing fees. The increase YoY was mostly from increased commission paid related to mobile game and web game service in Taiwan and Thailand, which was partially offset by decreased salaries.

Operating Expenses

Operating expenses were KRW 6,085 million (US$ 5,445 thousand) for the first quarter of 2017, representing a 5.7% increase QoQ from KRW 5,759 million and a 100.4% increase YoY from KRW 3,036 million. The increase QoQ was mainly attributable to increased advertising expenses related to pre-launch marketing for Ragnarok R, which was officially launched in Korea on April 13, 2017. Such increase was partially offset by decreased commission paid. The increase YoY was mostly resulted from increased advertising expenses for Ragnarok R and Ragnarok Online and commission paid for payment gateway fees.

Income before income tax expenses

Income before income tax expenses was KRW 3,382 million (US$ 3,027 thousand) for the first quarter of 2017 compared with income before income tax expense of KRW 2,394 million for the fourth quarter of 2016 and loss before income tax expenses of KRW 1,287 million for the first quarter of 2016.

Net Income

As a result of the foregoing factors, Gravity recorded a net income attributable to parent company of KRW 2,170 million (US$ 1,942 thousand) for the first quarter of 2017 compared with net income attributable to parent company of KRW 470 million for the fourth quarter of 2016 and a net loss attributable to parent company of KRW 1,701 million for the first quarter of 2016.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 42,196 million (US$ 37,760 thousand) as of March 31, 2017.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,117.48 to US$ 1.00, the noon buying rate in effect on March 31, 2017 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

·Ragnarok R, a card RPG mobile game*1

On April 13, 2017, Ragnarok R was commercially launched in Korea. Based on mobile game sales ranking in Korea, such game was ranked fourth in both Apple’s App Store and Google Play Store, at its peak.

Ragnarok R was developed by Shanghai The Dream Network Technology Co., Ltd.(“Dream Square”) based on contents Ragnarok Online and Gravity is a publisher of such game in Taiwan, Thailand and Korea. Gravity and Dream Square plan to launch Ragnarok R in more markets.

· Other Ragnarok Online IP-based games

On March 27, 2017, Ragnarok Prequel, a web browser-based MMORPG, was launched in United States and Canada. Such game is locally named as Ragnarok Journey and currently being offered through WarpPortal, Gravity’s online game service platform. Gravity and Dream Square plan to launch Ragnarok Prequel in more markets.

Gravity is currently developing two more mobile games in-house. One of such mobile games is planned to be launched during 2017 and the other is planned to be launched during 2018.

·Ragnarok Online

Our local licensee, Electronics Extreme Ltd., plans to re-launch Ragnarok Online in Philippine during third quarter of 2017. Electronics Extreme Ltd. successfully re-launched Ragnarok Online in Thailand on July 13, 2016 and Ragnarok Online won best MMORPG award in 2016 Thailand Games Show Big Festival.

*1 Descriptions about rankings of the games are based on various statistical data available from public sources and such rankings do not necessarily reflect actual profits from such games.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 78 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2016 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: ircommunication@gravity.co.kr

Telephone: +82-2-2132-7800

#            #             #

GRAVITY Co., Ltd.

Consolidated Balance Sheet

(In millions of KRW and thousands of US$)

	As of
	31-Dec-16		31-Mar-17
	KRW (audited)	US$ (unaudited)	KRW (unaudited)	US$ (unaudited)
Assets
Current assets:
Cash and cash equivalents	16,720	14,962	19,696	17,625
Short-term financial instruments	22,000	19,687	22,500	20,135
Accounts receivable, net	11,819	10,576	15,180	13,584
Other current assets	2,852	2,552	3,139	2,809

Total current assets	53,391	47,777	60,515	54,153

Property and equipment, net	593	531	753	674
Leasehold and other deposits	962	861	947	847
Intangible assets	91	81	89	80
Other non-current assets	153	137	105	94

Total assets	55,190	49,387	62,409	55,848

Liabilities and Equity
Current liabilities:
Accounts payable	10,033	8,978	13,056	11,683
Deferred revenue	9,689	8,670	10,930	9,781
Other current liabilities	964	863	1,660	1,485

Total current liabilities	20,686	18,511	25,646	22,949

Long-term deferred revenue	4,096	3,665	3,818	3,417
Accrued severance benefits	104	93	135	121
Other non-current liabilities	210	188	312	280

Total liabilities	25,096	22,457	29,911	26,767

Common shares	3,474	3,109	3,474	3,109
Additional paid-in capital	75,076	67,183	75,076	67,183
Accumulated deficit	(48,511)	(43,411)	(46,341)	(41,469)
Accumulated other comprehensive income	617	552	867	776

Total parent company shareholders’ equity	30,656	27,433	33,076	29,599

Non-controlling interest	(562)	(503)	(578)	(518)

Total equity	30,094	26,930	32,498	29,081

Total liabilities and equity	55,190	49,387	62,409	55,848

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,117.48 to US$ 1.00, the noon buying rate in effect on March 31, 2017 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-16		31-Mar-16		31-Mar-17
	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)
Revenues:
Online games-subscription revenue	10,107	9,044	2,137	1,912	9,855	8,819
Online games-royalties and license fees	2,985	2,671	3,368	3,014	4,475	4,005
Mobile games and applications	3,243	2,902	2,830	2,533	8,063	7,215
Character merchandising and other revenue(1)	1,165	1,043	759	679	959	858

Total net revenue	17,500	15,660	9,094	8,138	23,352	20,897

Cost of revenue	9,797	8,767	6,619	5,923	13,969	12,500

Gross profit	7,703	6,893	2,475	2,215	9,383	8,397

Operating expenses:
Selling, general and administrative	5,125	4,586	2,688	2,405	5,516	4,936
Research and development	634	567	343	307	569	509
Impairment losses on intangible assets	—	—	5	4	—	—

Total operating expenses	5,759	5,153	3,036	2,716	6,085	5,445

Operating income (loss)	1,944	1,740	(561)	(501)	3,298	2,952

Other income (expenses):
Interest income	130	116	132	118	133	119
Interest expense	0	0	0	0	(3)	(3)
Foreign currency income (loss), net	320	286	(858)	(768)	(46)	(41)
Others, net	0	0	0	0	0	0

Income (loss) before income tax expenses	2,394	2,142	(1,287)	(1,151)	3,382	3,027

Income tax expenses	1,932	1,729	433	387	1,228	1,099

Net income (loss)	462	413	(1,720)	(1,538)	2,154	1,928
Net income (loss) attributable to:
Non-controlling interest	(8)	(7)	(19)	(17)	(16)	(14)

Parent company	470	420	(1,701)	(1,521)	2,170	1,942

Income (loss) per share
- Basic and diluted	67	0.06	(245)	(0.22)	312	0.28

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Income (loss) per ADS(2)
- Basic and diluted	134	0.12	(490)	(0.44)	624	0.56

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,117.48 to US$1.00, the noon buying rate in effect on March 31, 2017 as quoted by the Federal Reserve Bank of New York.

(1) The Company reclassified certain revenue within Character merchandising and other revenue as Mobile games and applications revenue in 2016 as this better represents the nature of the revenue, and the effect of such reclassification was reflected in each quarter of 2016. The reclassification has no effect on the Company’s previously reported total net revenue and other line items on the consolidated financial statements.

(2) Each ADS represents two common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: April 28, 2017